NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-14	JUNE 24, 2004

RUBICON UPDATES EXPLORATION ACTIVITIES

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to provide an update on exploration activities of the Company. The Company will also be introducing an Exploration Update page on its web site by the end of the week, allowing investors to track exploration progress on Rubicon's extensive project portfolio (www.rubiconminerals.com).

Red Lake Gold Camp, Ontario

  McFinley Project (100% RMX)1 - A 3,500 metre diamond drill program will commence in early July on the new Phoenix Zone gold discovery in Red Lake. The Phoenix Zone was discovered in March 2004 as part of an overall 7,285 metre, 35-hole drill program (news release dated April 7, 2004). Intersections include 15.5 g/t gold over 4.8 metres and 15.0 g/t gold over 2.8 metres in the PZ-1 zone and 14.0 g/t gold over 2.1 metres and 6.6 g/t gold over 2.0 metres in the PZ-2 zone. These gold zones are open for follow up and are untested at depth.

  Red Lake Sidace Project (Optioned to Goldcorp)2 - At the Sidace Gold Zone Rubicon has completed 2,992 metres of drilling funded by partner Goldcorp Inc. (GG.NYSE; G.TSX). The majority of the drilling has been directed at confirming the presence of the down-dip extension of the Sidace Gold Zone (SGZ), a Hemlo-type, gold-bearing, sericite schist horizon. This horizon has been the subject of extensive drilling on the adjacent property. Hole SD-04-01 intersected 18 metres of the SGZ horizon and returned anomalous gold values. Hole SD-04-02 intersected a broad zone of the SGZ with numerous anomalous gold-bearing intervals (e.g. 34 metres at 0.37 g/t gold). The SGZ is interpreted to be present at depths greater than 600 metres beneath the Rubicon claim. This large target area has currently been tested with only two drill holes. Rubicon and Goldcorp are currently formulating plans for additional diamond drilling of the SGZ and other targets on Rubicon's extensive land holdings. A map showing the interpreted extension of the SGZ derived from proprietary airborne and ground surveys can be found on the Company's Web site at www.rubiconminerals.com. Goldcorp is required to spend a minimum of $750,000 before December 2004 as part of an option to earn 60% in the project by spending a total of $5 million.

  East Bay Project (Optioned to Wolfden)3 - Partner Wolfden Resources Inc. has spent approximately $564,000 as part of its first year option commitment of $750,000. Drilling in 8 holes (5,164 metres) to date has documented broad gold-bearing zones (including 0.59 g/t gold over 40.5 metres; 0.74 g/t gold over 28.2 metres) adjacent to the Wolfden-Placer Dome GAZ zone (see Q1-2004 report for additional information). The claims have the potential to host the down dip extension of the adjacent East Bay zones.

Newfoundland

  Golden Promise Project (Optioned to Placer Dome) - A 2004 budget of $762,000, which will be fully funded by partner Placer Dome Canada (CLA) Ltd., will include property wide prospecting aimed at discovering additional gold bearing veins beyond the Jaclyn Zone (which remains open for follow up). Five diamond drill holes in 2004 (998 metres) have tested geochemical/geological targets located away from the main Jaclyn zone and intersected prospective structures, however, no significant results were returned.

  Avalon Project (Optioned to IAMGold) - Partner IAMGold is funding an approximate $500,000 exploration program at the Avalon low sulphidation epithermal gold project in the southern portion of Newfoundland. This will include 2000 metres of diamond drilling later in 2004.

  Wings Point - Titan Project (Optioned to Crosshair)4 - Partner Crosshair Exploration and Mining Corporation has recently completed an approximate 1,100-metre diamond drill program on a new gold discovery at Wings Point, NL as part of its $1.5 million earn-in to acquire a 60% interest in the project. Drill targets were developed on the basis of significant channel sample results and included 15.25 g/t gold over 3.0 metres (trench 7), 48.22 g/t gold over 0.8 metres (trench 7) and 9.41 g/t gold over 4.25 metres (trench 9). The extensive gold mineralization at Wings Point - Titan is hosted within areas of intensely quartz-carbonate veined and altered gabbros and host sedimentary rocks. Quartz veins have been observed up to 2 metres in thickness and locally contain occurrences of visible gold.

Rubicon Minerals Corporation	Page 1 of 2

TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-14	JUNE 24, 2004

  Golden Bullet Project (100% RMX) - The Company has commenced a minimum 12 hole, 1,200 metre diamond drill program at the Golden Bullet property which lies on the east side of the Botwood Basin in central Newfoundland. Drilling is designed to test historic near-surface high-grade gold mineralization as well as two new surface vein discoveries.

  Rubicon will be conducting first pass drill programs on an additional two projects (estimated 1,700 metres) in Newfoundland.

Investments

  Rubicon has two subsidiaries, Toquima Minerals Corporation and Africo Resources Ltd. Through these investments, investors will get exposure to exploration and development in Alaska, Nevada and in Africa.
  Toquima Minerals Corporation plans on conducting diamond drilling of the Palmer base metal project in Alaska and pre-drilling programs on eight early stage mineral properties in Nevada.

  Africo Resources Ltd. (30% Rubicon ownership) will commence a 6,000 metres diamond drill program in the summer of 2004 to upgrade the confidence in the existing Kalukundi deposit, located in the Democratic Republic of Congo which contains a 16.9 million tonnes inferred resource grading 3.03% copper and 0.66% cobalt. The objective of the work is to deliver a bankable feasibility study on the Kalukundi project within 18 months.

SUMMARY

Rubicon offers unrivalled exposure to key gold-producing districts - Red Lake and Nevada.

Rubicon offers outstanding exposure to the emerging Newfoundland gold belt.

New discoveries such as at the Phoenix Zone at McFinley and elsewhere are being actively followed up with the goal of establishing a resource.

Rubicon has blue chip partners sharing exploration risk - Goldcorp, Placer Dome, IAMGold.

Rubicon and its partners will be 'drilling for discovery' on 6 projects in Q3 and Q4 of 2004.

Investors have ownership of a major copper-cobalt deposit with both low risk and ongoing costs to Rubicon shareholders.

Rubicon continues to have a strong working capital position of approximately $7 million to allow it to further implement its business plan to be the premier North American exploration company.

RUBICON MINERALS CORPORATION

David W. Adamson
________________________________
President & CEO

Notes:

  McFinley project assaying was conducted by ALS Chemex Labs using the metallic screen fire assay procedure. Standards and blanks are included in each sample batch. Work is supervised by Ian Cunningham-Dunlop P.Eng., the project Qualified Person under the definition of NI 43-101.
  Sidace Lake project assaying was conducted by ALS Chemex Labs. Labs using the gold fire assay procedure. Standards and blanks are included in each sample batch
  East Bay project assaying was conducted by Accurassay Laboratories using the gold fire assay procedure.
  Wing's Point-Titan assaying was carried out at Eastern Analytical Limited in Springdale, Newfoundland. Standards were randomly inserted to ensure quality control and a series of samples are being shipped to a second lab for check analysis.

Work on the various projects was carried out under the supervision of the following Qualified Persons as defined under NI 43-101: Ian Cunningham-Dunlop, P.Eng (McFinley project; Darwin Green, P.Geo. (Red Lake Sidace Project); Terry Bursey, P.Geol. (East Bay project); David Copeland, M.Sc., P.Geol. (Golden Promise Project); and, Ian Russell B.Sc. (Wings Point-Titan project).

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 2 of 2

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.